UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **October 17, 2013**

AMERICAN NATIONAL BANKSHARES INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-12820**	**54-1284688**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

628 Main Street, Danville, VA   24541
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **434-792-5111**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition

On October 17, 2013, American National Bankshares Inc. reports third quarter earnings for 2013.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

99.1 October 17, 2013 News Release

99.2 Quarterly Balance Sheets, Statements of Income, Net Interest Income Analysis and Selected Financial Data

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 17, 2013   **/s/ William W. Traynham**
                                                              Senior Vice President and Chief Financial Officer

| **Date:** | October 17, 2013 |
| **Contact:** | William W. Traynham, Chief Financial Officer
434-773-2242
traynhamw@amnb.com |

| **Traded:** | NASDAQ Global Select Market | **Symbol:** | AMNB |

AMERICAN NATIONAL BANKSHARES INC. REPORTS THIRD QUARTER 2013 EARNINGS

Q3 net income of $4.2 million and diluted EPS of $0.54

Net interest margin of 4.06% for Q3 2013

Nonperforming assets 0.67% of total assets

Tangible common equity to tangible assets 9.62%

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced third quarter 2013 net income of $4,243,000 compared to $3,639,000 for the third quarter of 2012, a $604,000 or 16.6% increase. Diluted earnings per share were $0.54 for the 2013 quarter and $0.46 for the comparable 2012 quarter. This quarterly net income produced for 2013 a return on average assets of 1.30%, a return on average equity of 10.40%, and a return on average tangible equity of 14.90%.

Net income for the first nine months of 2013 was $12,604,000 compared to $12,088,000 for the comparable period of 2012, a $516,000 or 4.3% increase.

Diluted earnings per share were $1.60 for the 2013 period compared to $1.54 for the 2012 period.Earnings for the 2013 and 2012 periods were favorably impacted by the July 2011 merger between American National and MidCarolina Financial Corporation ("MidCarolina").

Financial Performance and Overview

Jeffrey V. Haley, President and Chief Executive Officer, reported, "We are pleased that over the past year our loan portfolio has seen growth. This is the third consecutive quarter that our loan portfolio has grown, albeit modest growth. The growth was noteworthy because this is the first time since the July 2011 merger with MidCarolina that we've been able to report year-over-year loan growth. The bank's loan growth was driven by its North Carolina market.

"At September 30, 2013, American National had $798,996,000 in loans compared to $797,818,000 at September 30, 2012, an increase of $1,178,000 or 0.15%.

"At September 30, 2013, American National had $1,071,083,000 in deposits compared to $1,052,427,000 at September 30, 2012, an increase of $18,656,000 or 1.8%. This growth is concentrated in transaction accounts, which we consider core deposits. The struggle in this ongoing low, but likely transitioning, rate environment is to continue to grow core deposits, but do it in a cost effective and competitive manner. Our cost of deposits for the third quarter 2013 was 0.64%, down from 0.81% for the third quarter 2012.

"On the income statement side, our earnings for the third quarter were strong at $4,243,000. This is up $604,000 or 16.6% from the same quarter of 2012. On a diluted per share basis, earnings were $0.54 per share for the 2013 quarter compared to $0.46 per share for the 2012 quarter.

"The impact of the fair value accounting from the MidCarolina merger continues to be favorable and significant. We had a pretax benefit of $1,522,000 for the third quarter of 2013, compared to $1,281,000 for the third quarter of 2012. Accretion during the 2013 quarter was favorably impacted by $400,000 in recoveries of loans charged off by MidCarolina prior to the merger. Looking forward, we expect the merger benefit will continue to accrete rapidly to income.

"There was no provision for loan loss expense for the 2013 quarter, which is $333,000 lower than the comparable 2012 quarter. The need for provision expense has been positively impacted by continued improvement in asset quality and significant loan recoveries.

"In noninterest expense, our costs improved $425,000 compared to the comparable quarter of 2012. We realized substantial savings from reductions in full time equivalent employees, which are down 28 (8.8%) over the past year. These reductions were mostly the result of retirements and normal attrition.

Haley concluded, "We are pleased with our third quarter earnings and we are very pleased with the beginning of year-over-year growth in our primary earning asset, loans. As we move to the final quarter of 2013 and look forward to 2014, we continue to focus on our strategic priorities of credit quality with growth."

Capital

American National's capital ratios remain strong and exceed all regulatory requirements.

Average shareholders' equity was 12.48% of average assets at September 30, 2013, compared to 12.32% at September 30, 2012.

 Book value per common share was $21.03 at September 30, 2013, compared to $20.66 at September 30, 2012.

Tangible book value per common share was $15.63 at September 30, 2013, compared to $15.03 at September 30, 2012.

Tangible common equity to tangible assets was 9.62% at September 30, 2013, compared to 9.35% at September 30, 2012.

Credit Quality Measurements

Non-performing assets, consisting of $4,647,000 of non-performing loans and $4,215,000 of foreclosed real estate, represented 0.67% of total assets at September 30, 2013, compared to 1.08% at September 30, 2012.

Annualized net charge-offs for the third quarter of 2013 were zero basis points (0.00%) of average loans, compared to net charge-offs of 22 basis points (0.22%) for the third quarter of 2012.

Annualized net (recoveries) charge-offs for the nine-month period ended September 30, 2013, were (0.05%) compared to 0.05% for the comparable period for 2012.

Net Interest Income

Net interest income before provision for loan losses decreased to $11,493,000 in the third quarter of 2013 from $11,500,000 in third quarter of 2012, a decrease of $7,000.

For the 2013 quarter, the net interest margin was 4.06% compared to 4.14% for the same quarter in 2012, a decrease of eight basis points (0.08%).

The small decline in net interest income and net interest margin was driven by falling yields on earning assets and lower levels of average outstanding loan balances. It was partially mitigated by higher accretion income and reduced cost of interest bearing liabilities.

Provision expense

Provision expense for the third quarter of 2013 was zero compared to $333,000 for the third quarter of 2012.

The allowance for loan losses as a percentage of total loans was 1.59% at September 30, 2013, compared to 1.50% at September 30, 2012.

Noninterest Income

Noninterest income totaled $2,767,000 in the third quarter of 2013, compared with $2,690,000 in the third quarter of 2012, an increase of $77,000 or 2.9%.

A variety of factors impacted noninterest income during the quarter. Increased trust income was offset by declines in mortgage banking income. Service charge income increased moderately during the quarter.

Noninterest Expense

Noninterest expense totaled $8,455,000 in the third quarter of 2013, compared to $8,880,000 in the third quarter of 2012, a decrease of $425,000 or 4.8%.

For the 2013 quarter compared to the 2012 quarter, there were significant cost reductions in personnel expense. Full time equivalent employees were reduced by 28 (8.8%) over the past year through a combination of retirements and normal attrition.

About American National

American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.3 billion. Headquartered in Danville, Virginia, American National is the parent company of American National Bank and Trust Company. American National Bank is a community bank serving southern and central Virginia and north central North Carolina with 25 banking offices and two loan production offices. American National Bank and Trust Company also manages an additional $607 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank's website at www.amnb.com.

Shares of American National are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of federal securities laws. Certain of the statements involve significant risks and uncertainties. The statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in American National's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

		September 30		
ASSETS		2013		2012
Cash and due from banks	$	24,071	$	25,740
Interest-bearing deposits in other banks		54,198		41,900
Securities available for sale, at fair value		347,618		327,994
Restricted stock, at cost		4,885		5,284
Loans held for sale		3,919		8,118
Loans		798,996		797,818
Less allowance for loan losses		(12,684)		(11,998)
Net Loans		786,312		785,820
Premises and equipment, net		23,982		24,885
Other real estate owned, net		4,215		6,259
Goodwill		39,043		39,043
Core deposit intangibles, net		3,489		5,081
Bank owned life insurance		14,597		14,137
Accrued interest receivable and other assets		17,856		21,446
Total assets	$	1,324,185	$	1,305,707
Liabilities				
Demand deposits -- noninterest-bearing	$	231,583	$	215,012
Demand deposits -- interest-bearing		170,641		152,706
Money market deposits		181,559		164,266
Savings deposits		85,016		78,665
Time deposits		402,284		441,778
Total deposits		1,071,083		1,052,427
Customer repurchase agreements		44,026		45,761
Long-term borrowings		9,983		10,111
Trust preferred capital notes		27,394		27,292
Accrued interest payable and other liabilities		5,873		8,071
Total liabilities		1,158,359		1,143,662
Shareholders' equity				
Preferred stock, $5 par, 2,000,000 shares authorized,				
none outstanding		-		-
Common stock, $1 par, 20,000,000 shares authorized,				
7,886,476 shares outstanding at September 30, 2013 and				
7,843,221 shares outstanding at September 30, 2012 and		7,886		7,843
Capital in excess of par value		57,905		57,045
Retained earnings		97,762		88,478
Accumulated other comprehensive income, net		2,273		8,679
Total shareholders' equity		165,826		162,045
Total liabilities and shareholders' equity	$	1,324,185	$	1,305,707

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended September 30		Nine Months Ended September 30	
	2013	2012	2013	2012
Interest and Dividend Income:				
Interest and fees on loans	$ 11,100	$ 11,421	$ 33,853	$ 37,224
Interest and dividends on securities:				
Taxable	845	995	2,574	3,130
Tax-exempt	1,056	1,059	3,153	3,218
Dividends	67	52	176	155
Other interest income	38	19	106	47
Total interest and dividend income	13,106	13,546	39,862	43,774
Interest Expense:				
Interest on deposits	1,338	1,725	4,143	5,291
Interest on short-term borrowings	3	33	38	127
Interest on long-term borrowings	82	84	246	252
Interest on trust preferred capital notes	190	204	567	616
Total interest expense	1,613	2,046	4,994	6,286
Net Interest Income	11,493	11,500	34,868	37,488
Provision for loan losses	-	333	294	1,799
Net Interest Income After Provision				
for Loan Losses	11,493	11,167	34,574	35,689
Noninterest Income:				
Trust fees	1,077	926	2,609	2,774
Service charges on deposit accounts	452	414	1,290	1,315
Other fees and commissions	471	421	1,393	1,323
Mortgage banking income	464	615	1,713	1,665
Securities gains, net	4	-	203	160
Other	299	314	1,015	1,487
Total noninterest income	2,767	2,690	8,223	8,724
Noninterest Expense:				
Salaries	3,610	3,933	10,552	11,853
Employee benefits	856	780	2,622	2,657
Occupancy and equipment	933	929	2,721	2,942
FDIC assessment	163	84	485	530
Bank franchise tax	187	173	559	538
Core deposit intangible amortization	330	421	1,171	1,514
Foreclosed real estate, net	245	412	681	430
Other	2,131	2,148	6,410	7,176
Total noninterest expense	8,455	8,880	25,201	27,640
Income Before Income Taxes	5,805	4,977	17,596	16,773
Income Taxes	1,562	1,338	4,992	4,685
Net Income	$ 4,243	$ 3,639	$ 12,604	$ 12,088
Net Income Per Common Share:				
Basic	$ 0.54	$ 0.46	$ 1.60	$ 1.54
Diluted	$ 0.54	$ 0.46	$ 1.60	$ 1.54
Average Common Shares Outstanding:				
Basic	7,877,901	7,838,314	7,867,835	7,830,928
Diluted	7,892,015	7,855,537	7,878,961	7,846,659

Net Interest Income Analysis
For the Three Months Ended September 30, 2013 and 2012
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2013	2012	2013	2012	2013	2012
Loans:						
Commercial	$ 126,745	$ 126,701	$ 1,511	$ 1,598	4.73%	5.00%
Real estate	663,539	676,905	9,517	9,743	5.74	5.76
Consumer	5,671	6,844	104	119	7.28	6.90
Total loans	795,955	810,450	11,132	11,460	5.59	5.65
Securities:						
Federal agencies & GSEs	55,543	36,181	126	118	0.91	1.30
Mortgage-backed & CMOs	72,505	92,708	322	472	1.78	2.04
State and municipal	195,673	180,820	1,945	1,933	3.98	4.28
Other	15,861	13,846	116	121	2.93	3.50
Total securities	339,582	323,555	2,509	2,644	2.96	3.27
Deposits in other banks	54,307	32,567	38	19	0.28	0.23
Total interest-earning assets	1,189,844	1,166,572	13,679	14,123	4.59	4.84
Non-earning assets	117,503	131,126				
Total assets	$ 1,307,347	$ 1,297,698				
Deposits:						
Demand	$ 163,825	$ 144,284	25	44	0.06	0.12
Money market	184,428	168,212	83	126	0.18	0.30
Savings	84,390	78,808	17	29	0.08	0.15
Time	401,662	448,598	1,213	1,526	1.20	1.35
Total deposits	834,305	839,902	1,338	1,725	0.64	0.81
Customer repurchase agreements	46,712	46,297	3	33	0.03	0.28
Long-term borrowings	37,388	37,413	272	288	2.91	3.08
Total interest-bearing liabilities	918,405	923,612	1,613	2,046	0.70	0.88
Noninterest bearing demand deposits	218,819	204,532				
Other liabilities	6,993	9,686				
Shareholders' equity	163,130	159,868				
Total liabilities and shareholders' equity	$ 1,307,347	$ 1,297,698				
Interest rate spread					3.89%	3.96%
Net interest margin					4.06%	4.14%
Net interest income (taxable equivalent basis)			12,066	12,077		
Less: Taxable equivalent adjustment			573	577		
Net interest income			$ 11,493	$ 11,500		

Net Interest Income Analysis
For the Nine Months Ended September 30, 2013 and 2012
(in thousands, except rates)

	Average Balance		Interest Income/Expense		Yield/Rate	
	2013	2012	2013	2012	2013	2012
Loans:						
Commercial	$ 127,592	$ 129,821	$ 4,706	$ 5,136	4.95%	5.29%
Real estate	660,698	679,375	28,927	31,720	5.84	6.23
Consumer	5,955	9,060	316	485	7.12	7.16
Total loans	794,245	818,256	33,949	37,341	5.70	6.09
Securities:						
Federal agencies & GSEs	51,668	36,179	368	435	0.95	1.60
Mortgage-backed & CMOs	76,286	97,057	1,040	1,487	1.82	2.04
State and municipal	192,113	181,393	5,804	5,884	4.03	4.33
Other	13,718	11,598	306	332	2.97	3.82
Total securities	333,785	326,227	7,518	8,138	3.00	3.33
Deposits in other banks	51,650	27,291	106	47	0.28	0.23
Total interest-earning assets	1,179,680	1,171,774	41,573	45,526	4.70	5.18
Non-earning assets	122,390	134,330				
Total assets	$ 1,302,070	$ 1,306,104				
Deposits:						
Demand	$ 160,858	$ 141,682	85	154	0.07	0.15
Money market	175,486	175,497	254	414	0.19	0.32
Savings	83,859	77,977	54	88	0.09	0.15
Time	408,826	448,014	3,750	4,635	1.23	1.38
Total deposits	829,029	843,170	4,143	5,291	0.67	0.84
Customer repurchase agreements	48,016	47,419	38	125	0.11	0.35
Other short-term borrowings	-	662	-	2	-	0.40
Long-term borrowings	37,393	37,418	813	868	2.90	3.09
Total interest-bearing liabilities	914,438	928,669	4,994	6,286	0.73	0.90
Noninterest bearing demand deposits	216,594	210,932				
Other liabilities	6,443	9,180				
Shareholders' equity	164,595	157,323				
Total liabilities and shareholders' equity	$ 1,302,070	$ 1,306,104				
Interest rate spread					3.97%	4.28%
Net interest margin					4.14%	4.47%
Net interest income (taxable equivalent basis)			36,579	39,240		
Less: Taxable equivalent adjustment			1,711	1,752		
Net interest income			$ 34,868	$ 37,488		

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)

	3rd Qtr 2013	2nd Qtr 2013	3rd Qtr 2012	YTD 2013	YTD 2012
EARNINGS					
Interest income	$ 13,106	$ 13,347	$ 13,546	$ 39,862	$ 43,774
Interest expense	1,613	1,654	2,046	4,994	6,286
Net interest income	11,493	11,693	11,500	34,868	37,488
Provision for loan losses	-	-	333	294	1,799
Noninterest income	2,767	2,686	2,690	8,223	8,724
Noninterest expense	8,455	8,428	8,880	25,201	27,640
Income taxes	1,562	1,741	1,338	4,992	4,685
Net income	4,243	4,210	3,639	12,604	12,088
PER COMMON SHARE					
Earnings per share - basic	$ 0.54	$ 0.54	$ 0.46	$ 1.60	$ 1.54
Earnings per share - diluted	0.54	0.53	0.46	1.60	1.54
Cash dividends paid	0.23	0.23	0.23	0.69	0.69
Book value per share	21.03	20.70	20.66	21.03	20.66
Book value per share - tangible (a)	15.63	15.25	15.03	15.63	15.03
Closing market price	23.20	23.24	22.59	23.20	22.59
FINANCIAL RATIOS					
Return on average assets	1.30%	1.29%	1.12%	1.29%	1.23%
Return on average equity	10.40	10.14	9.11	10.21	10.24
Return on average tangible equity (b)	14.90	14.66	13.69	14.76	15.65
Average equity to average assets	12.48	12.76	12.32	12.64	12.05
Tangible equity to tangible assets (a)	9.62	9.60	9.35	9.62	9.35
Net interest margin, taxable equivalent	4.06	4.16	4.14	4.14	4.47
Efficiency ratio	57.43	57.06	62.00	56.02	58.20
Effective tax rate	26.91	29.26	26.88	28.37	27.93
PERIOD-END BALANCES					
Securities	$ 352,502	$ 345,015	$ 333,278	$ 352,502	$ 333,278
Loans held for sale	3,919	4,098	8,118	3,919	8,118
Loans, net of unearned income	798,996	794,045	797,818	798,996	797,818
Goodwill and other intangibles	42,532	42,862	44,124	42,532	44,124
Assets	1,324,185	1,294,017	1,305,707	1,324,185	1,305,707
Assets - tangible (a)	1,281,653	1,251,155	1,261,583	1,281,653	1,261,583
Deposits	1,071,083	1,046,394	1,052,427	1,071,083	1,052,427
Customer repurchase agreements	44,026	41,972	45,761	44,026	45,761
Long-term borrowings	37,377	37,383	37,403	37,377	37,403
Shareholders' equity	165,826	162,936	162,045	165,826	162,045
Shareholders' equity - tangible (a)	123,294	120,074	117,921	123,294	117,921
AVERAGE BALANCES					
Securities	$ 339,582	$ 335,246	$ 323,555	$ 333,785	$ 326,227
Loans held for sale	5,109	4,181	8,237	6,053	6,525
Loans, net of unearned income	790,846	791,292	802,213	788,192	811,731
Interest-earning assets	1,189,844	1,177,536	1,166,572	1,179,680	1,171,774
Goodwill and other intangibles	42,731	43,124	44,561	43,133	45,027
Assets	1,307,347	1,302,491	1,297,698	1,302,070	1,306,104
Assets - tangible (a)	1,264,616	1,259,367	1,253,137	1,258,937	1,261,077
Interest-bearing deposits	834,305	828,844	839,902	829,029	843,170
Deposits	1,053,124	1,045,444	1,044,434	1,045,623	1,054,102
Customer repurchase agreements	46,712	47,081	46,297	48,016	47,419
Other short-term borrowings	-	-	-	-	662
Long-term borrowings	37,388	37,393	37,413	37,393	37,418
Shareholders' equity	163,130	166,150	159,868	164,595	157,323
Shareholders' equity - tangible (a)	120,399	123,026	115,307	121,462	112,296

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	3rd Qtr 2013		2nd Qtr 2013		3rd Qtr 2012		YTD 2013		YTD 2012
CAPITAL									
Average shares outstanding - basic	**7,877,901**		7,867,222		7,838,314		**7,867,835**		7,830,928
Average shares outstanding - diluted	**7,892,015**		7,876,969		7,855,537		**7,878,961**		7,846,659
ALLOWANCE FOR LOAN LOSSES									
Beginning balance	$ **12,676**	$	12,528	$	12,099	$ **12,118**	$	10,529
Provision for loan losses	**-**		-		333		**294**		1,799
Charge-offs	**(162)**		(180)		(614)		**(629)**		(1,682)
Recoveries	**170**		328		180		**901**		1,352
Ending balance	$ **12,684**	$	12,676	$	11,998	$ **12,684**	$	11,998
LOANS									
Construction and land development	$ **43,386**	$	44,029	$	50,688	$ **43,386**	$	50,688
Commercial real estate	**361,968**		354,323		356,692		**361,968**		356,692
Residential real estate	**173,695**		168,965		162,404		**173,695**		162,404
Home equity	**89,154**		89,688		95,008		**89,154**		95,008
Commercial and industrial	**124,504**		130,721		126,339		**124,504**		126,339
Consumer	**6,289**		6,319		6,687		**6,289**		6,687
Total	$ **798,996**	$	794,045	$	797,818	$ **798,996**	$	797,818
NONPERFORMING ASSETS AT PERIOD-END									
Nonperforming loans:									
90 days past due and accruing	$ **-**	$	-	$	-	$ **-**	$	-
Nonaccrual	**4,647**		5,828		7,815		**4,647**		7,815
Foreclosed real estate	**4,215**		5,569		6,259		**4,215**		6,259
Nonperforming assets	$ **8,862**	$	11,397	$	14,074	$ **8,862**	$	14,074
ASSET QUALITY RATIOS									
Allowance for loan losses to total loans	**1.59**		1.60		1.50		**1.59**		1.50
Allowance for loan losses to									
nonperforming loans	**272.95**		217.50		153.53		**272.95**		153.53
Nonperforming assets to total assets	**0.67**		0.88		1.08		**0.67**		1.08
Nonperforming loans to total loans	**0.58**		0.73		0.98		**0.58**		0.98
Annualized net charge-offs (recoveries)									
to average loans	**0.00%**		(0.07)%		0.22%		(0.05)%		0.05%
OTHER DATA									
Fiduciary assets at period-end (c)	$ **430,853**	$	417,861	$	391,055	$ **430,853**	$	391,055
Retail brokerage assets at period-end (c)	$ **175,856**	$	167,785	$	154,632	$ **175,856**	$	154,632
Number full-time equivalent employees (d)	**290**		292		318		**290**		318
Number of full service offices	**25**		25		25		**25**		25
Number of loan production offices	**2**		2		2		**2**		2
Number of ATM's	**31**		31		31		**31**		31

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter
(e) - The efficiency ratio is calculated by dividing noninterest expense excluding gains or losses on the sale of OREO by net interest income including tax equivalent income on nontaxable loans and securities and excluding (a) gains or losses on securities and (b) gains or losses on sale of premises and equipment